UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Arc Communications Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   00204P 10 8
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                                 (CUSIP Number)

                                 Steven H. Meyer
                                 26 Oxford Drive
                            Wayside, New Jersey 07712
                                 (732) 233-4460

                                 with a copy to:
                              Alan C. Ederer, Esq.
                 Westerman Ball Ederer Miller & Sharfstein, LLP
                              170 Old Country Road
                             Mineola, New York 11501
                                 (516) 622-9200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00204P 10 8
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only). Steven H. Meyer
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .........................................................

     (b)  .........................................................

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3.   SEC Use Only .................................................

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4.   Source of Funds (See Instructions) PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) .................

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6.   Citizenship or Place of Organization U.S.
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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

               7.   Sole Voting Power      2,312,020 as of July 27, 1999;
                                           2,158,720 as of July 22, 2004.
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               8.   Shared Voting Power 0

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               9.   Sole Dispositive Power 2,312,020 as of July 27, 1999;
                                           2,158,720 as of July 22, 2004.

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               10.  Shared Dispositive Power 0

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               11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                           2,312,020 as of July 27, 1999;
                                           2,158,720 as of July 22, 2004.

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               12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) ...........

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               13.  Percent of Class Represented by Amount in Row (11) 16.9% as
                    of July 27, 1999;
                                           Less than 3% as of June 26, 2004.

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               14.  Type of Reporting Person (See Instructions)

                  IN ...........................................................
                  ..............................................................
                  ..............................................................

      This Schedule 13D (the "Statement") is being filed by Mr. Steven H. Meyer to cure previous oversights in failing to timely file with respect to his beneficial ownership of shares of the common stock, par value $.001 per share, of Arc Communications Inc. (the "Common Stock").

Item  1. Security and Issuer

      This Statement relates to the Common Stock of Roomlinx, Inc., formerly known as Arc Communications Inc. prior to a merger which occurred on June 25, 2004 (the "Issuer"). The Issuer's principal executive offices are located at 401 Hackensack Avenue, 3rd Floor, Hackensack, New Jersey 07601.

Item  2. Identity and Background

      (a) This Statement is being filed by Mr. Steven H. Meyer.

      (b) Mr. Meyer's address is 26 Oxford Drive, Wayside, New Jersey 07712.

      (c) Mr. Meyer's principal occupation is President of Slides E-ffects, Inc., 26 Oxford Drive, Wayside, New Jersey.

      (d) During the last five years, Mr. Meyer has not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

      (e) During the last five years, Mr. Meyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Meyer being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Meyer is a citizen of the United States.

Item  3. Source and Amount of Funds or Other Consideration

      Mr. Meyer received his shares of Common Stock as a founder of the Issuer without cash consideration.

Item  4. Purpose of Transaction

See response to Item 3.

Mr. Meyer does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or
corporate  structure;   (vi)  changes  in  the  Issuer's  charter,   by-laws  or
instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Mr. Meyer reserves the right at any time to acquire additional shares of Common Stock of the Issuer or to dispose of any shares of such Common Stock.

Item  5. Interest in Securities of the Issuer

      (a) Based on 102,504,456 shares of Common Stock of the Issuer outstanding, on or about June 26, 2004, Mr. Meyer beneficially owns 2,178,720 shares of Common Stock, or approximately 2% of Common Stock currently outstanding. After giving effect to a merger between Arc Communications, Inc. and Roomlinx, Inc. on June 25, 2004, the 13D filing requirements of the Reporting Person are effectively terminated.

      (b) Mr. Meyer has sole power to vote and dispose of the shares of Common Stock identified in this Statement.

      (c) Mr. Meyer has effected the following transactions:

      1. On December 18, 2003, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.30 per share in an over the counter transaction pursuant to Rule 144.

      2. On December 19, 2003, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

      3. On January 20, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.21 per share in an over the counter transaction pursuant to Rule 144.

      4. On January 21, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.22 per share in an over the counter transaction pursuant to Rule 144.

      5. On January 22, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.30 per share and 5,000 shares of Common Stock at a price of $.28 per share in over the counter transactions pursuant to Rule 144.

      6. On January 30, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.28 per share in an over the counter transaction pursuant to Rule 144.

      7. On February 3, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.30 per share in an over the counter transaction pursuant to Rule 144.

      8. On February 4, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.35 per share in an over the counter transaction pursuant to Rule 144.

      9. On February 10, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.495 per share in an over the counter transaction pursuant to Rule 144.

      10. On February 11, 2004, Mr. Meyer sold 3,900 shares of Common Stock at a price of $.55 per share in an over the counter transaction pursuant to Rule 144.

      11. On April 16, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

      12. On April 21, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

      13. On April 22, 2004, Mr. Meyer sold 4,400 shares of Common Stock at a price of $.27 per share in an over the counter transaction pursuant to Rule 144.

      14. On April 26, 2004,Mr. Meyer sold 5,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

      15. On April 27, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.29 per share and 10,000 shares of Common Stock at a price of $.27 per share and 10,000 shares of Common Stock at a price of $.25 per share in over the counter transactions pursuant to Rule 144.

      16. On May 4, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.20 per share in an over the counter transaction pursuant to Rule 144.

      17. On May 9, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.20 per share in an over the counter transaction pursuant to Rule 144.

      18. On May 10, 2004, Mr. Meyer sold 5,000 shares of Common Stock at a price of $.24 per share and 10,000 shares of Common Stock at a price of $.23 per share and 10,000 shares of Common Stock at a price of $.21 per share in over the counter transactions pursuant to Rule 144.

      19. On May 14, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.27 per share in an over the counter transaction pursuant to Rule 144.

      20. On May 16, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.29 per share and 10,000 shares of Common Stock at a price of $.28 per share in over the counter transactions pursuant to Rule 144

      21. On May 22, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

      22. On May 24, 2004, Mr. Meyer sold 10,000 shares of Common Stock at a price of $.25 per share in an over the counter transaction pursuant to Rule 144.

            (d) N/A

            (e) Mr. Meyer resigned from the Issuer's Board of Directors on June 25, 2004. After giving effect to a merger between Arc Communications, Inc. and Roomlinx, Inc. on June 25, 2004, the 13D filing requirements of the Reporting Person are effectively terminated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer

      Mr. Meyer does not have any contracts, arrangements understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item  7. Material to Be Filed as Exhibits

None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2004
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Date


/s/ Steven H. Meyer
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Signature


Steven H. Meyer
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Name